

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2013

<u>Via Email</u>
Mr. Bruce E. Kiddoo
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re:** **Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed August 17, 2012**
> **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your response letter dated March 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Notes to Consolidated Financial Statements, page 41</u>

<u>Note 12. Segment Information, page 62</u>

1.   We note your response to prior comment 4. You state that you evaluated the similar economic characteristics based on the gross margins presented in the CODM package and that such information is non-GAAP. Please describe to us the differences between the non-GAAP gross margin information presented in your CODM package and the GAAP gross margin presented in your filing. Clarify if the non-GAAP gross margin included in

the CODM package is consistent with the non-GAAP gross margin you provide in connection with your quarterly earnings release.

2.   Please tell us about any other quantitative analysis you performed in assessing whether the operating segments exhibit similar economic characteristics. If you concluded that you did not need to consider any other quantitative factors, explain to us the basis for this conclusion.

3.   Please provide us with additional details regarding your analysis of whether the operating segments exhibit similar economic characteristics. In this regard, based on your response that the historical and long-term forecasted average gross margin for each segment is within a range of plus or minus ten percent of 62.4%, it appears that the gross margin estimates for the segments range from 56.2% to 68.6%. Therefore, the gross margin of the highest performing segment is approximately 22% higher than that of the lowest performing segment. Explain to us in greater detail why you believe this reflects "similar economic characteristics." In order to assist our evaluation, please provide us with a copy of the CODM package corresponding to the 2012 10-K.

   You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
   .

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief